Exhibit 99.1

YAMANA GOLD ANNOUNCES VOTING RESULTS FROM ANNUAL MEETING OF SHAREHOLDERS

TORONTO, ONTARIO, May 4, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) herein announces the results of the votes held earlier today at the annual meeting of shareholders for the election of directors, the appointment of auditors and the advisory resolution on executive compensation.  Detailed results of the votes are presented below.

Voting results for the election of directors are as follows:

Nominee	Outcome of Vote	Votes By Ballot
		Votes For	Votes Withheld
John Begeman	Carried	395,409,058	41,570,985
		(90.49%)	(9.51%)
Christiane Bergevin	Carried	409,802,843	27,177,200
		(93.78%)	(6.22%)
Alexander Davidson	Carried	358,986,309	77,993,734
		(82.15%)	(17.85%)
Richard Graff	Carried	395,127,321	41,852,722
		(90.42%)	(9.58%)
Kimberly Keating	Carried	409,971,310	27,008,733
		(93.82%)	(6.18%)
Nigel Lees	Carried	394,140,696	42,839,347
		(90.20%)	(9.80%)
Peter Marrone	Carried	375,206,713	61,773,330
		(85.86%)	(14.14%)
Patrick J. Mars	Carried	385,084,902	51,895,141
		(88.12%)	(11.88%)
Carl Renzoni	Carried	394,710,264	42,269,779
		(90.33%)	(9.67%)
Jane Sadowsky	Carried	409,941,524	27,038,519
		(93.81%)	(6.19%)
Dino Titaro	Carried	395,188,061	41,791,982
		(90.44%)	(9.56%)

Voting results for the appointment of Deloitte LLP as auditors are as follows:

Outcome of Vote	Votes By Show of Hands
	Votes For	Votes Withheld
Carried	549,838,628	22,649,897
	(96.04%)	(3.96%)

Voting results for the advisory resolution on executive compensation as described in the Company’s 2017 Information Circular are as follows:

Outcome of Vote	Votes By Ballot
	Votes For	Votes Against
Carried	403,572,305	33,407,735
	(92.35%)	(7.65%)

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com